UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Q4’23 Earnings Results

I. Performance in Q4 2023 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q4 22	Q3 23	Q4 23	QoQ	YoY
Quarterly Results
Revenues	7,302	4,785	7,396	55%	1%
Operating Income	-876	-662	132	N/A	N/A
Income before Tax	-1,860	-1,006	19	N/A	N/A
Net Income	-2,094	-775	51	N/A	N/A

II. IR Event of Q4 2023 Earnings Results

1. Provider of Information: IR Team

2. Participants: Domestic and International Institutional investors, Individuals,

Analysts, Media, etc.

3. Purpose: To present Q4’23 Earnings Results of LG Display

4. Date & Time: 02:00PM on January 24, 2024 (KST)

5. Venue & Method: Earnings release conference call in Korean/English

- Please refer to the website of LG Display Co., Ltd. at

www.lgdisplay.com/eng

6. Contact Information

1)
Head of IR:

Suk Heo, Director, Head of IR Division (82-2-3777-1010)

2)
Main Contact for Disclosure-related Matters:

Jungseob Oh, IR Manager, IR Team (82-2-3777-1010)

3)
Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.
Please note that the presentation material for Earnings Results is accessible on the website of
LG Display Co., Ltd. at www.lgdisplay.com/eng
ii.
Please note that the financial data included are prepared on a consolidated IFRS basis.
iii.
Financial data for Q4’23 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Fourth Quarter 2023 Results

SEOUL, Korea (Jan. 24, 2024) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending December 31, 2023.

• Revenues in the fourth quarter of 2023 increased by 55% to KRW 7,396 billion from KRW 4,785 billion in the third quarter of 2023 and increased by 1% from KRW 7,302 billion in the fourth quarter of 2022.

• Operating profit in the fourth quarter of 2023 recorded KRW 132 billion. This compares with the operating loss of KRW 662 billion in the third quarter of 2023 and with the operating loss of KRW 876 billion in the fourth quarter of 2022.

• EBITDA profit in the fourth quarter of 2023 was KRW 1,272 billion, compared with EBITDA profit of
KRW 382 billion in the third quarter of 2023 and with EBITDA profit of KRW 209 billion in the fourth quarter of 2022.

• Net income in the fourth quarter of 2023 was KRW 51 billion, compared with the net loss of KRW 775 billion in the third quarter of 2023 and with the net loss of KRW 2,094 billion in the fourth quarter of 2022.

LG Display recorded KRW 7.396 trillion in revenues and KRW 132 billion in operating profit in the fourth quarter of 2023.

This 55% quarter-on-quarter revenue increase was driven by the rise in panel shipments for OLED mobile devices, TVs, and IT products in response to seasonal demand.

LG Display successfully achieved a turnaround and has returned to profitability for the first time in seven quarters thanks to the improved profitability spurred on by the expansion of high-value-added products centered on OLED, as the results of the advancement of the business structure became visible. This increase was also driven by the company’s continued pursuit of intensive cost reduction activities, such as efforts in cost innovation and enhancing operational efficiency.

Panels for TVs accounted for 18% of revenues in the fourth quarter. Panels for IT devices, including monitors, laptops, and tablet PCs, accounted for 31%, while panels for mobiles and other devices accounted for 44% and panels for automobiles accounted for 7%. All in all, OLED’s overall revenue contribution rose to 57%.

LG Display plans to focus its capabilities on substantially strengthening its competitiveness and business base in all areas of its OLED business sectors, including large-sized panels as well as panels for IT, mobile devices, and automobiles. The company will also focus on securing a stable profit structure and creating customer value.

In the large-sized OLED business, LG Display will strengthen its customer base to expand shipments and enhance business competitiveness through cost innovations in yield, productivity, and materials. Meanwhile, it also plans to further improve profitability by reinforcing its position in the premium TV market by applying its groundbreaking “META Technology 2.0” to large-sized and ultra-large-sized OLED TV panels. This new technology significantly enhances key aspects of image quality such as luminance.

For the small- and mid-sized OLED business, the company will make full-fledged efforts to expand its order-based business and strengthen competitiveness. LG Display also aims to develop a seamless production and supply system of OLED panels for IT devices featuring Tandem technology, which offers enhanced durability and brightness. In addition, the company will steadily expand shipments of OLEDs for mobile devices through its increased production capacity.

In the automotive display business, LG Display plans to solidify its number one position in the global market by expanding its customer base, securing more orders, and facilitating revenue growth by leveraging its differentiated products and technological competitiveness, including Tandem technology-based P-OLED, Advanced Thin OLED (ATO) and high-end LTPS LCD. LG Display has already secured ten premium global automakers within just four years of initiating the mass production of its automotive displays in 2019.

“Although market volatility will continue this year due to prolonged unstable macroeconomic conditions, we will focus on creating customer value and securing profitability by strengthening the competitiveness of our OLED businesses and future growth bases. We will also continue to secure preemptive funds, carry out enterprise-wide cost innovation activities, and strive to achieve operational efficiency in order to secure financial soundness and further enhance business stability, which will lead to improved performance compared to last year,” said Sung-hyun Kim, CFO and Executive Vice President at LG Display.

# # #

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on January 24, 2024 starting at 14:00 PM Korea Standard Time (KST) to announce the Fourth quarter of 2023 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2023Q4_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, automobiles, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 69,656 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Brian Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Jun-hyuk Choi, Vice President and Head of Public Relations

Email: junechoi@lgdisplay.com

Joo Yeon Jennifer Ha, Manager, Global PR Team

Email:hjy05@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 24, 2024 By: /s/ Suk Heo

(Signature)

Name: Suk Heo

Title: Director / Head of IR Division